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               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549


                            FORM 10-C

         Report by Issuer of Securities Quoted on NASDAQ
         Inter-Dealer Quotation System Filed Pursuant to
         Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rules 13a-17 and 15d-17 Thereunder


                   REGIONS FINANCIAL CORPORATION
          (Exact Name of Issuer as Specified in Charter)


         417 North 20th Street, Birmingham, Alabama  35203
              (Address of principal executive offices)


                            (205) 326-7100
           (Issuer's Telephone Number, Including Area Code)


             I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

     Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

     1.  Title of security:  Common stock, par value $.625 per share.

     2.  Number of shares outstanding before the change:  46,239,356

     3.  Number of shares outstanding after the change:   62,159,464

     4.  Effective date of change: March 1, 1996

     5.  Method of change:

     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.): Merger.

     Give brief description of transaction: Effective at 6:00 p.m. central standard time on March 1, 1996, Issuer acquired all the outstanding shares of common stock of First National Bancorp ("FNB") pursuant to the merger of FNB into a wholly owned subsidiary of the Issuer, which resulted in the issuance of 15,760,108 previously unissued shares and 160,000 treasury shares of the Issuer's common stock.

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             II.  CHANGE IN NAME OF ISSUER

     1.  Name prior to change: n/a

     2.  Name after change: n/a

     3.  Effective date of charter amendment changing name: n/a

     4.  Date of shareholder approval of change, if required: n/a


DATE: March 11, 1996                     /s/ Robert P. Houston
                                   Executive Vice President and Comptroller